SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BJ’S WHOLESALE CLUB, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

Having an Exercise Price of $29.00 or More Per Share

(Title of Class of Securities)

055 485 106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael T. Wedge

President and Chief Executive Officer

BJ’s Wholesale Club, Inc.

One Mercer Road

Natick, Massachusetts 01760

(508) 651-7400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Mark G. Borden, Esq.

Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation* $24,303,366	Amount of filing fee $1,966

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,455,910 shares of common stock of BJ’s Wholesale Club, Inc. having a weighted average exercise price of $37.97 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable.	Filing party: Not applicable. Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the document entitled “Offer to Exchange Outstanding Stock Options,” dated April 25, 2003 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	The name of the issuer is BJ’s Wholesale Club, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices is One Mercer Road, Natick, Massachusetts 01760, (508) 651-7400. The information set forth in the Offer to Exchange under Section 9 (“Information About BJ’s; Summary Financial Information; Risk Factors”) is incorporated herein by reference.

(b)	This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of elections to exchange options having an exercise price of $29.00 or more per share (the “Options”) outstanding under the Company’s 1997 Stock Incentive Plan, as amended (the “Option Plan”) to purchase shares of the Company’s Common Stock, $0.01 par value per share (“Option Shares”), for new options (the “New Options”) that will be granted under and subject to the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the “Offer”) excludes the class of options held by option holders who are not employees of the Company on the date the Offer expires (the “Offer Period”) and options held by the directors, the president/chief executive officer and the executive vice presidents of the Company. In the aggregate, there are 1,455,910 shares of Common Stock underlying the Options covered in this Offer. For every two eligible Option Shares surrendered, the Company will grant to the option holder a New Option to purchase one Option Share, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.    Terms of the Transaction.

(a)	The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information About BJ’s; Summary Financial Information; Risk Factors”), Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 6 (“Conditions of This Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(d)	Not applicable.

Item 8.    Interest In Securities of the Subject Company.

(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10.    Financial Statements.

(a)	The information set forth in the Offer to Exchange under Section 9 (“Information About BJ’s; Summary Financial Information; Risk Factors”) and Section 16 (“Additional Information”), and on pages 22 through 43 of the Company’s Annual Report on Form 10-K for its fiscal year ended February 1, 2003 are incorporated herein by reference. The Company’s book value per share was $10.69 as of February 1, 2003. (Book value per share equals the total stockholders’ equity divided by the number of shares of common stock outstanding.)

(b)	Not applicable.

Item 11.    Additional Information.

(a)	The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.

Item 12.    Exhibits.

(a) (1) Offer	to Exchange Outstanding Stock Options, dated April 25, 2003, including Summary Term Sheet.

(2)	Form of Letter to Eligible Option Holders.

(3)	Form of Election Form.

(4)	Form of Notice of Withdrawal.

(5)	Form of Promise to Grant Stock Options.

(6)	Form of Grant Detail Report.

(b)	Not applicable.

(d) (1)	1997 Stock Incentive Plan, as amended and as proposed to be amended is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2003.

(2)	Form of Nonstatutory Stock Option Agreement pursuant to the 1997 Stock Incentive Plan, as amended.

(3)	Annual Report on Form 10-K for the fiscal year ended February 1, 2003 filed with the Securities and Exchange Commission on April 21, 2003 (File No. 001-13143), is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BJ’S WHOLESALE CLUB, INC.

By: /s/    Michael T. Wedge

Michael T. Wedge

President and Chief Executive Officer

Date: April 25, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a) (1)	Offer to Exchange Outstanding Stock Options, dated April 25, 2003, including Summary Term Sheet.

(a) (2)	Form of Letter to Eligible Option Holders.

(a) (3)	Form of Election Form.

(a) (4)	Form of Notice of Withdrawal.

(a) (5)	Form of Promise to Grant Stock Options.

(a) (6)	Form of Grant Detail Report.

(d) (1)

1997 Stock Incentive Plan, as amended and proposed to be amended is incorporated herein by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2003.

(d) (2)	Form of Nonstatutory Stock Option Agreement pursuant to the 1997 Stock Incentive Plan, as amended.

(d) (3)	Annual Report on Form 10-K for the fiscal year ended February 1, 2003 filed with the Securities and Exchange Commission on April 21, 2003 (File No. 001-13143), is incorporated herein by reference.